SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUSS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 HAYES STREET
(No. and Street)

NORWICH	NY	13815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET	SYRACUSE	NY	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HB 3/6

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUSS SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/30/11

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HUSS SERVICES, INC.

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

Board of Directors of
Huss Services, Inc.
Norwich, New York

We have audited the accompanying statement of financial condition of **HUSS SERVICES, INC.** as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **HUSS SERVICES, INC.** as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 17, 2010

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

HUSS SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and cash equivalents	$	31,313
Deposits with clearing organization		78,350
Receivable from clearing organization		102,539
Securities owned:		
Marketable, at market value		31,224
Prepaid expenses		5,894
TOTAL ASSETS	$	249,320
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	113,444
Total liabilities		113,444
STOCKHOLDER'S EQUITY		
Common stock, no par, 200 shares authorized, 75 shares issued and outstanding		6,000
Additional paid-in capital		98,721
Retained earnings		31,155
TOTAL STOCKHOLDER'S EQUITY		135,876
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	249,320

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Huss Services, Inc. (the Company) is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Association of Securities Dealers Automated Quotations (NASDAQ) Stock Markets. The Company is a New York Corporation. The business is located in Norwich, New York. The Company is registered with the states of New York, California, Minnesota, and Pennsylvania.

Ownership

The Company is a wholly owned subsidiary of Leigh Baldwin & Co., Inc.

Income Taxes

In June 2006, the Financial Accounting Standards Board issued FASB ASC 740-10, *Income Taxes*, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted FASB ASC 740-10 as of January 1, 2009 and, thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements as a result of the implementation of ASC 740-10.

The Company's income from operations is included in the consolidated federal income tax return filed by its parent, Leigh Baldwin & Co., Inc. The Company files separate state corporate tax returns. Federal and state corporate tax expense for was $5,631 for the year ending December 31, 2009.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

NOTE 1 – (CONTINUED)

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard which established the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification was effective for financial statements issued for interim and annual periods ending after September, 15, 2009, and was adopted by the Company. Adoption of this standard did not impact the Company's financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Customers' securities transactions with related commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions of the Company are also recorded on a settlement date basis.

Cash- Deposits with Clearing Organizations

The Company's customer transactions are cleared on a fully disclosed basis with two correspondent clearing broker-dealers. As a result of the utilization of the second broker-dealer and per the clearing agreements, the Company is required to maintain a total minimum balance of $75,000 in money market accounts with the clearing broker-dealers in the event that a customer fails to cover their transactions. At December 31, 2009 the Company had $78,350 segregated for this purpose.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Financial Instruments

The Company adopted the provisions of FASB ASC 820, *Fair Value Measurement and Disclosures*, on January 1, 2009. ASC 820 applies to all financial instruments included in "securities owed, at fair value" on the statement of financial condition.

ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participant would use in pricing the asset or liability. See Note 4 for application. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations and most equity securities.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. This category includes corporate fixed income securities, certificate of deposits, and most municipal debt securities.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data. The category includes certain municipal debt securities not actively traded.

NOTE 1 – (CONTINUED)

Evaluation of Subsequent Events

On January 1, 2009, the Company adopted FASB ASC 855, *Subsequent Events*. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of FASB ASC 855 had no impact on the Company's financial statements.

In accordance with ASC 855, the Company evaluated subsequent events through February 17, 2010, the date these financial statements available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, equity capital or cash dividends paid could, under certain circumstances, be restricted. At December 31, 2009, the Company had net capital of $124,139 which was $119,139 in excess of its required net capital of $5,000 for 2009. The Company's net capital ratio was .91:1 at December 31, 2009.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insure limits.

NOTE 4 – FAIR VALUE MEASURMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 to these financial statements for a further discussion regarding the Company policies regarding this hierarchy. Assets and liabilities measure at estimated fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Securities owned - Equities	$ 31,224	$ -	$ -	$ 31,224
Total Asset Measured At Fair Value on a Recurring Basis	$ 31,224	$ -	$ -	$ 31,224